Mail Stop 0510

      May 27, 2005

via U.S. mail and facsimile

Mr. Robert E. Schjerven
Chief Executive Officer, Lennox International Inc.
2140 Lake Park Blvd.
Richardson, TX  75080

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 1-15149

Dear Mr. Schjerven:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Marie Trimeloni, Staff Accountant, at
(202) 551-3734 or, in her absence, to the undersigned at (202)
551-
3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE